

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2026

Amit Etkin
Chief Executive Officer
Alto Neuroscience, Inc.
650 Castro St, Suite 450
Mountain View, CA 94041

> **Re: Alto Neuroscience, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 10, 2026**
> **File No. 333-294974**

Dear Amit Etkin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Hamill at 303-844-1008 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Courtney Tygesson